SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                 Information to be Included in Statements Filed
                Pursuant to Rule 13d-1(a) and Amendments Thereto
                         Filed Pursuant to File 13d-2(a)

                                 Amendment No. 3

                            ATX Communications, Inc.
                            ------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                   0021113106
                                   ----------
                                 (CUSIP Number)


                                Thomas J. Gravina
                            ATX Communications, Inc.
                                50 Monument Road
                              Bala Cynwyd, PA 19004
                                 (610) 668-3000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 10, 2003
                          -----------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box: |_|


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CUSIP No. 0021113106            13D/A               Page 2 of 5
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    1. NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

                              Thomas J. Gravina
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    2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)   |_|

                                                           (b)   |_|
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    3. SEC USE ONLY
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    4. SOURCE OF FUNDS:


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    5.
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e):
                                                                 |_|
----------- --------------------------------------------------------------------

    6. CITIZENSHIP OR PLACE OF ORGANIZATION:

                              Pennsylvania
----------- --------------------------------------------------------------------

             NUMBER OF                      7.       SOLE VOTING POWER
               SHARES                                2,524,685
            BENEFICIALLY
              OWNED BY                 ------------- ---------------------------
                EACH
              REPORTING                     8.       SHARED VOTING
                PERSON                               POWER None
                WITH                   ------------- ---------------------------

                                            9.       SOLE DISPOSITIVE POWER
                                                     2,524,685
                                       ------------- ---------------------------

                                           10.       SHARED DISPOSITIVE POWER
                                                     None
                                      ------------ -----------------------------

   11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              3,494,654(1)
----------- --------------------------------------------------------------------

   12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                              |_|
----------- --------------------------------------------------------------------

   13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              11.53%(2)
----------- --------------------------------------------------------------------

   14. TYPE OF REPORTING PERSON
                              IN
----------- --------------------------------------------------------------------

--------
            (1) Includes options to purchase 648,225 shares of common stock which are currently exercisable, options to purchase 319,275 shares of common stock which are not currently exercisable and 2,469 shares of common stock held by the Reporting Person's minor children. The Reporting Person disclaims beneficial ownership of the shares of common stock held by the Reporting Person's minor children, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of the securities for purposes of Section 13 of the Securities Exchange Act of 1934 or for any other purpose.

            (2) Based upon 30,000,054 shares of common stock issued and outstanding, as reported by the Company in its Annual Report on Form 10-K for the fiscal year ended December 31, 2002 filed with the Securities and Exchange Commission on April 9, 2003.

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CUSIP No. 0021113106            13D/A               Page 3 of 5
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      This Amendment No. 3 to Schedule 13D is being filed by Thomas J. Gravina
(the "Reporting Person"). This Amendment No. 3 to Schedule 13D amends and supplements Item 4 and Item 5 of the original Schedule 13D dated July 1, 2002, Amendment No. 1 to the Schedule 13D dated July 1, 2002, and Amendment No. 2 to the Schedule 13D dated May 21, 2003. Each capitalized term used herein and not otherwise defined has the meaning given such term in the original Schedule 13D.

Item 4.      Purpose of Transaction.

      The Reporting Person may continue to dispose of securities of the Issuer as market conditions allow and subject to applicable laws and regulations.

Item 5.      Interest in Securities of the Issuer.

      (a) The Reporting Person beneficially owns 3,494,654 shares of Common Stock, which includes options to purchase 648,225 shares of Common Stock which are currently exercisable, options to purchase 319,275 shares of Common Stock which are not currently exercisable and 2,469 shares of Common Stock held by the Reporting Person's minor children. The Reporting Person disclaims beneficial ownership of the shares of Common Stock held by the Reporting Person's minor children, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of the securities for purposes of Section 13 of the Securities Exchange Act of 1934 or for any other purpose. The 3,494,654 shares of Common Stock beneficially owned by the Reporting Person constitute 11.53% of the issued and outstanding Common Stock. This calculation is based upon 30,000,054 shares of Common Stock issued and outstanding, as reported by the Company in its Annual Report on Form 10-K for the fiscal year ended December 31, 2002 filed with the Securities and Exchange Commission on April 9, 2003.

      (b) The Reporting Person has the sole power to vote and to dispose of 2,524,685 shares of Common Stock. The Reporting Person does not share power to vote or to dispose of any shares of Common Stock.

      (c) The Reporting Person sold shares of Common Stock as set forth on
Schedule I attached hereto in open market transactions on the OTC Bulletin
Board.

      (d) Not applicable.

      (e) Not applicable.


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CUSIP No. 0021113106            13D/A               Page 4 of 5
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                                    SIGNATURE
                                    ---------

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 16, 2003                                /s/ THOMAS J. GRAVINA
                                                    ---------------------
                                                    Thomas J. Gravina

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CUSIP No. 0021113106            13D/A               Page 5 of 5
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                                   SCHEDULE I
                                   ----------

                          Sales by the Reporting Person

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 Date of Transaction       Number of Shares Sold           Price Per Share
 ------------------        ---------------------           ---------------
--------------------------------------------------------------------------------
    May 27, 2003                  65,000                        $0.30
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    May 29, 2003                   3,371                        $0.30
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    May 30, 2003                   7,900                        $0.30
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    June 2, 2003                   2,500                        $0.30
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    June 5, 2003                  75,000                        $0.29
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    June 5, 2003                  100,000                       $0.30
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    June 5, 2003                  14,300                        $0.31
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    June 6, 2003                  85,000                        $0.30
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    June 6, 2003                  25,000                        $0.29
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    June 10, 2003                 40,000                        $0.30
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